UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 26, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aventine Renewable Energy Holdings, Inc.

File No. 1-32922 - CF#25494

_____

Aventine Renewable Energy Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 5, 2010.

Based on representations by Aventine Renewable Energy Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through August 4, 2015
Exhibit 10.8	through August 4, 2015
Exhibit 10.9	through August 4, 2015
Exhibit 10.10	through August 4, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel